SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                             =======================
                                 (RULE 14D-100)
                             -----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             =======================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             -----------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                             =======================

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                             -----------------------

                                    422704205
                      (CUSIP Number of Class of Securities)

                            -----------------------

                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                           6500 N. MINERAL DRIVE #200
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                             -----------------------

                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[_]      GOING PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[_]      AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:
[_]

                              AMENDED TENDER OFFER

         This Amendment No. 1 to Tender Offer Statement on Schedule TO ("Amended Statement") is being filed by Hecla Mining Company, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer of up to 8.25 shares of common stock in exchange for each of Hecla's 464,777 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 16, 2004 (the "Offering Circular"), and in the related Letter of Transmittal. Terms defined in the Offering Circular shall have the same meaning in this Amended Statement.

         The Offering Circular and Letter of Transmittal, previously furnished to holders of Hecla preferred shares, are available on Hecla's website at http://www.hecla-mining.com, and were filed as exhibits to the original Schedule TO filed with the SEC on January 16, 2004, and are available on its website at http://www.sec.gov.

         To the extent this Amended Statement contains information not contained in the Offering Circular, the information herein amends the Offering Circular. The Offering Circular, as amended hereby, and the Letter of Transmittal, as they may be further amended or supplemented, together constitute the "Offer."

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offering Circular under the caption "Summary Term Sheet" is incorporated herein by reference.

         The number of Hecla common shares to be exchanged will be determined by dividing $66.00 by the Average Common Share Price, not to exceed 8.25. The Average Common Share Price is the volume-weighted average of the reported sales prices on the New York Stock Exchange during the five trading days ending at the close of the second trading day prior to the expiration date of the Offer (including any extension). THE MAXIMUM OF 8.25 HECLA COMMON SHARES WILL BE EXCHANGED IF THE AVERAGE COMMON SHARE PRICE IS $8 OR LESS. The Average Common Share Price on January 30, 2004 (the latest date for which this number could be calculated as of the time of this filing) was $7.71, and dividing $66.00 by that number would produce an exchange ratio of 8.56 Hecla common shares for each preferred share. However, 8.56 is in excess of the maximum 8.25 exchange ratio, so 8.25 would be the number of common shares exchanged for each preferred share in that circumstance. The table below shows in 25(cent) increments, what the exchange ratio would be if the Average Common Share Price as of the close of the second trading day prior to the expiration date of the Offer were between $8.00 and $10.00.

         Average Common Share Price                       Exchange Ratio(1)
         --------------------------                       -----------------

                   $10.00                                       6.60
                   $ 9.75                                       6.77
                   $ 9.50                                       6.95
                   $ 9.25                                       7.17

                   $ 9.00                                       7.33
                   $ 8.75                                       7.54
                   $ 8.50                                       7.76
                   $ 8.25                                       8.00
                   $ 8.00 and below                             8.25

---------------------
(1) Number of common shares to be exchanged for each preferred share, which is $66.00 divided by the amount in the first column. Cash will be paid for fractional shares.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The subject company and issuer of the securities subject to the Offer is Hecla Mining Company, a Delaware corporation.

         (b) The subject class of equity securities is the Series B Cumulative Convertible Preferred Stock of Hecla. As of the date of this Statement, there were outstanding 464,777 Hecla preferred shares.

         (c) The Hecla preferred shares are listed on the New York Stock Exchange. The high and low sales price of Hecla preferred shares for each quarter during the past two years is set forth in the Offering Circular under the caption "Market Prices for Common and Preferred Stock," and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The principal executive offices of the filing person, Hecla Mining Company, are located at 6500 N. Mineral Drive #200, Coeur d'Alene, Idaho 83815 and its telephone number is (208) 769-4100.

         The following persons are the directors and/or executive officers of
Hecla:

         Phillips S.  Baker, Jr.       Director, President and Chief Executive
                                         Officer
         Arthur Brown                  Director and Chairman of the Board
         David J. Christensen          Director
         John E. Clute                 Director
         Joe Coors, Jr.                Director
         Ted Crumley                   Director
         Charles L. McAlpine           Director
         Jorge E. Ordonez C.           Director
         Dr. Anthony P. Taylor         Director
         Michael Callahan              Vice President - Corporate Development
         Ronald W. Clayton             Vice President of North American
                                         Operations
         Thomas F. Fudge, Jr.          Vice President - Operations
         Vicki J. Veltkamp             Vice President - Investor and Public
                                         Relations
         Lewis E. Walde                Vice President - Chief Financial Officer

         The address of each director and/or executive officer listed above is c/o Hecla Mining Company, 6500 N. Mineral Drive #200, Coeur d'Alene, Idaho 83815, and each such person's telephone number is (208) 769-4100.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Offering Circular captioned "The Exchange Offer," "Description of Capital Stock" and "Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

         Hecla believes that the Offering Circular, as amended hereby, adequately describes the terms of the Offer and its material federal income tax consequences. Holders of Hecla preferred shares are urged to consult their own tax adviser regarding their individual situation, and for state and local tax consequences of the Offer. Hecla will make available on its website (http://www.hecla-mining.com) information concerning its earnings and profits for 2004 as soon as practicable in 2005.

         Hecla has no intention of terminating the Offer for any reason other than a failure of a condition, and any determination to terminate will be made at or prior to the expiration date of the Offer, rather than prior to acceptance of shares. All conditions, other than those involving receipt of necessary governmental approvals, will be satisfied or waived, or the Offer terminated, on or before the time of expiration of the Offer. Holders of Hecla preferred shares who tender their shares may withdraw them at any time while the Offer is open, including during any extension, prior to the acceptance by Hecla of tendered shares. Tendered shares may not be accepted by Hecla during any extension of the Offer prior to its expiration. Hecla does not believe that any of its preferred shares have been held by any of its affiliates, other than Mr. Christensen. Tendered preferred shares which are not accepted will be returned promptly after expiration of the Offer. Hecla will also provide written notice of any amendment, termination or non-acceptance promptly after the expiration of the Offer.

         With respect to this first condition to the Offer listed on page 28 of the Offering Circular, it is amended to read:

                  o the exchange offer is determined to violate any applicable law or regulation if such violation, in our reasonable judgment, would materially affect our ability to consummate the exchange offer as currently contemplated;

In addition, the following is added as a condition to the Offer listed on page 28 of the Offering Circular:

                  o any change (or condition, event or development involving a prospective change) occurs or is threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates that, in our reasonable judgment, does or may have a material effect (positive or negative) on us or any of our subsidiaries or affiliates, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material effect on the value of our common or preferred shares.

         Hecla has applied for listing on the New York Stock Exchange of the common shares issuable in the Offer. It is a condition that they be so listed, subject to notice of issuance, prior to expiration of the Offer.

         The two directors not present at Hecla's board meeting at which the exchange offer was approved subsequently informed Hecla that they approved of the transaction.

         (b) David J. Christensen, a director of Hecla who was originally elected to the board by the holders of Hecla preferred shares and was appointed to fill his own vacancy by the other preferred director in August, 2003, owns 250 Hecla preferred shares, purchased in an open market transaction on August 14, 2003, at a purchase price of $45.46 per share.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

         The information set forth in the sections of the Offering Circular captioned "The Exchange Offer - Agreements Relating to Hecla Securities" and "Description of Capital Stock - Preferred Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the section of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" is incorporated herein by reference.

         With respect to possible future transactions in Hecla preferred shares, Hecla has no plans other than as set forth in the Offering Circular, except that for regulatory reasons, it is unlikely that any acquisitions of preferred shares would be made other than by (i) redemption, (ii) in exchange offers that were separated enough in time not to be reasonably considered as part of an earlier exchange offer or (iii) by privately-negotiated unsolicited exchanges of solely common stock for preferred stock.

         (b) The securities acquired pursuant to the Offer will be retired.

         (c)(1) Not applicable.

         (c)(2) Not applicable.

         (c)(3) The information set forth in the sections of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" , "Summary Term Sheet - What might Hecla do regarding preferred stock outstanding after the exchange offer?" , "Summary Term Sheet - What legal rights will I give up by tendering my preferred stock?" , "Risk Factors" and "Description of Shares of Capital Stock - Preferred Stock" is incorporated herein by reference.

         (c)(4) The information set forth in the sections of the Offering Circular captioned "Summary Term Sheet - Why is Hecla Making the Exchange Offer?" , "Summary Term Sheet - What might Hecla do regarding preferred stock outstanding after the exchange offer?" , "Summary Term Sheet - What legal rights will I give up by tendering my preferred stock?" , "Description of Shares of Capital Stock - Preferred Stock - Voting Rights" is incorporated herein by reference.

         (c)(5) Not applicable.

         (c)(6) The information set forth in the sections of the Offering Circular captioned "Summary Description of Hecla Common Stock and Hecla Preferred Stock - Preferred Stock - Listing" and "Risk Factors - Risks Relating to the Exchange Offer - The exchange offer may adversely affect the market for the preferred stock, and otherwise adversely affect holders of preferred stock remaining after the exchange offer" is incorporated herein by reference.

         (c)(7) The information set forth in the sections of the Offering Circular captioned "Summary Description of Hecla Common Stock and Hecla Preferred Stock - Preferred Stock - Listing" and "Risk Factors - Risks Relating to the Exchange Offer - The exchange offer may adversely affect the market for the preferred stock, and otherwise adversely affect holders of preferred stock remaining after the exchange offer" is incorporated herein by reference.

         (c)(8) Not applicable.

         (c)(9) The Offer will result in the acquisition of shares of Hecla Common Stock and the disposition of Hecla Preferred Stock by Hecla shareholders. The information set forth in the section of the Offering Circular captioned "Agreements Relating to Hecla Securities" is incorporated herein by reference.

         (c)(10) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds and other consideration required by Hecla to consummate the Offer in full and to pay related expenses is approximately $100,000 in cash and up to a maximum of 3,834,410 shares of Hecla Common Stock.

         Hecla expects to pay the expenses required to consummate the exchange offer with cash and cash equivalents.

         The stock portion of the consideration issuable pursuant to the Offer consists of newly issued shares of Hecla Common Stock, which will be listed on the New York Stock Exchange and will be issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

         In addition to the foregoing, the information set forth in the section of the Offering Circular captioned "The Exchange Offer - Expenses" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) As noted above in Item 4, David J. Christensen, a director of Hecla, beneficially owns 250 shares of Hecla Preferred Stock.

         (b) The information set forth in the section of the Offering Circular captioned "Agreements Relating to Hecla Securities" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Solicitation" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The following financial statements and financial information are incorporated herein by reference:

         (1) The audited consolidated financial statements of Hecla set forth in Hecla's Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

         (2) The unaudited condensed consolidated financial statements of Hecla set forth in Hecla's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003; and

         (3) As neither debt nor preference securities are being registered, no ratio of earnings to fixed charges is required pursuant to Item 503(d) of Regulation S-K.

         (4) The information set forth in the section of the Offering Circular captioned "Summary Historical and Pro Forma Financial Data" is incorporated herein by reference.

         Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) above can be obtained as provided in the section of the Offering Circular captioned "Where You Can Find More Information."

         (b) The information set forth in the section of the Offering Circular captioned "Summary Historical and Pro Forma Financial Data" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings.

         (1) None.

         (2) Not applicable.

         (3) Not applicable.

         (4) Not applicable.

         (5) Not applicable.

         (b) Other Material Information. None

ITEM 12. EXHIBITS.

         (a)(1) Offering Circular dated January 16, 2004 (incorporated herein by reference to Exhibit (a)(1) to Hecla's Schedule TO dated January 16, 2004).

         (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to Hecla's Schedule TO dated January 16, 2004).

         (a)(3) Letter to Clients (incorporated herein by reference to Exhibit
(a)(3) to Hecla's Schedule TO dated January 16, 2004).

         (a)(4) Letter to Broker-Dealers (incorporated herein by reference to Exhibit (a)(4) to Hecla's Schedule TO dated January 16, 2004).

         (a)(5) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(5) to Hecla's Schedule TO dated January 16, 2004).

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) to Hecla's Schedule TO dated January 16, 2004).

         (b) None

         (d)(1) Stock Purchase Agreement, dated as of August 7, 2001, by and between Hecla and Copper Mountain Trust as trustee for Hecla Mining Company Retirement Plan and Lucky Friday Pension Plan (incorporated herein by reference to Exhibit (d)(1) to Hecla's Schedule TO dated June 24, 2002).

         (d)(2) Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Hecla (incorporated herein by reference to Exhibit 4.1(d) to Hecla's quarterly report on Form 10-Q dated June 30, 1993).

         (d)(3) Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Preferred Stock of Hecla (incorporated herein by reference to Exhibit 4.1(e) to Hecla's quarterly report on Form 10-Q dated June 30, 1993).

         (d)(4) Rights Agreement dated as of May 10, 1996, between Hecla Mining Company and American Stock Transfer & Trust Company, which includes the form of Rights Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock of Hecla Mining Company as Exhibit A and the summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated herein by reference to Exhibit 4 to Hecla's current report on Form 8-K dated May 10,
1996).

         (d)(5) Employment agreement dated June 1, 2000, between Hecla Mining Company and Phillips S. Baker, Jr. (Hecla has substantially identical agreements with each of Messrs. Michael Callahan, Thomas F. Fudge and Lewis E. Walde and Vicki J. Veltkamp. Such substantially identical agreements are not included as separate Exhibits) (incorporated herein by reference to Exhibit 10.2 to Hecla's quarterly report on Form 10-Q for the quarter ended September 30, 2000).

         (d)(6) 1987 Nonstatutory Stock Option Plan of the Hecla (incorporated herein by reference to Exhibit B to Hecla's Schedule 14A dated March 20, 1987).

         (d)(7) Hecla Mining Company 1995 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4(c) to Hecla's quarterly report on Form 10-Q for the quarter ended June 30, 2001).

         (d)(8) Hecla Mining Company Stock Plan for Nonemployee Directors (incorporated herein by reference to Exhibit B to Hecla's Schedule 14A dated March 27, 1995).

         (d)(9) Hecla Mining Company Retirement Plan for Employees and Supplemental Retirement and Death Benefit Plan (incorporated herein by reference to Exhibit 10.11(a) to Hecla's annual report on Form 10-K for 1985).

         (d)(10) Supplemental Excess Retirement Master Plan Documents (incorporated herein by reference to Exhibit 10.5(b) to Hecla's annual report on Form 10-K for 1994).

         (d)(11) Hecla Mining Company Nonqualified Plans Master Trust Agreement (incorporated herein by reference to Exhibit 10.5(c) to Hecla's annual report on Form 10-K for 1994).

         (d)(12) Form of Indemnification Agreement dated May 27, 1987, between Hecla Mining Company and each of its Directors and Officers (incorporated herein by reference to Exhibit 10.15 to Hecla's annual report on Form 10-K for 1987).

         (d)(13) Summary of Short-term Performance Payment Plan (incorporated herein by reference to Exhibit 10.7 to Hecla's annual report on Form 10-K for
1994).

         (d)(14) Intentionally Omitted.

         (d)(15) Hollister Development Block Letter Agreement dated June 4, 2002, between Hecla Mining Company and Great Basin Gold Ltd. (incorporated herein by reference to Exhibit (d)(16) to Hecla's Schedule TO dated June 24,
2003).

         (d)(16) Key Employee Deferred Compensation Plan (incorporated herein by reference to Appendix A to Hecla's Schedule 14A dated April 8, 2002).

         (d)(17) Exchange Agreement dated as of November 19, 2003, between Hecla Mining Company and Langley Partners, L.P. (incorporated herein by reference to Exhibit (d)(17) to Hecla's Schedule TO dated January 16, 2004).

         (d)(18) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Cohanzick Credit Opportunities Fund Ltd. (incorporated herein by reference to Exhibit (d)(18) to Hecla's Schedule TO dated January 16, 2004).

         (d)(19) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Ariel Fund, Ltd. (incorporated herein by reference to Exhibit
(d)(19) to Hecla's Schedule TO dated January 16, 2004).

         (d)(20) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Gabriel Capital, L.P. (incorporated herein by reference to Exhibit (d)(20) to Hecla's Schedule TO dated January 16, 2004).

         (d)(21) Exchange Agreement dated as of November 20, 2003, between Hecla Mining Company and Cohanzick High Yield Partners LP (incorporated herein by reference to Exhibit (d)(21) to Hecla's Schedule TO dated January 16, 2004).

         (d)(22) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and JMB Capital Partners, L.P. (incorporated herein by reference to Exhibit (d)(22) to Hecla's Schedule TO dated January 16, 2004).

         (d)(23) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and Lonestar Partners, L.P. (incorporated herein by reference to Exhibit (d)(23) to Hecla's Schedule TO dated January 16, 2004).

         (d)(24) Exchange Agreement dated as of December 1, 2003, between Hecla Mining Company and JMB Capital Partners, L.P. (incorporated herein by reference to Exhibit (d)(24) to Hecla's Schedule TO dated January 16, 2004).

         (d)(25) Exchange Agreement dated as of December 8, 2003, between Hecla Mining Company and Generic Trading of Philadelphia, LLC (incorporated herein by reference to Exhibit (d)(25) to Hecla's Schedule TO dated January 16, 2004).

         (d)(26) Exchange Agreement dated as of December 10, 2003, between Hecla Mining Company and Smith Barney Inc. (incorporated herein by reference to Exhibit (d)(26) to Hecla's Schedule TO dated January 16, 2004).

         (d)(27) Exchange Agreement dated as of December 17, 2003, between Hecla Mining Company and Maxim Group (incorporated herein by reference to Exhibit
(d)(27) to Hecla's Schedule TO dated January 16, 2004).

         (d)(28) Exchange Agreement dated as of December 30, 2003 between Hecla Mining Company and Generic Trading of Philadelphia, LLC (incorporated herein by reference to Exhibit (d)(28) to Hecla's Schedule TO dated January 16, 2004).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

                              HECLA MINING COMPANY

                           /s/ PHILLIPS S. BAKER, JR.
                           --------------------------
                             PHILLIPS S. BAKER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                February 3, 2004